MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
TELEPHONE (212) 486-2500 _______ TELECOPIER (212) 486-0701	OF COUNSEL JAY D. FISCHER EDWARD C. KRAMER KEVIN J. MCGRAW ARTHUR L. PORTER, JR JON M. PROBSTEIN SEYMOUR REITKNECHT I. FREDERICK SHOTKIN

October 8, 2009

Mr. Terence O'Brien
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nanotailor, Inc. (the "Company") - Item 4.02
Form 8-K; File No. 0-53409

Dear Mr. O'Brien:

     Reference is made to your letter dated September 25, 2009 to Ramon Perales, CEO and President of the Company.

     The Company has requested that we provide the SEC with a detailed response letter with respect to the comments which it has received from the SEC with respect to the Form 8-K which it filed on September 23, 2009. In response to the comments which were included in your letter dated September 25, 2009, the Company has amended its Form 8-K to include:

     1. The date of its conclusion regarding the non-reliance pursuant to Item 4.02(a); and

     2. A statement that the Company has not discussed with its former independent accountant which resigned, Moore & Associates Chartered ("Moore") the matters disclosed in the Form 8-K and an explanation with respect to same.

     In your letter, you indicated that the SEC also requested that the Company indicate whether it intends to file restated financial statements and how and when it intends to do so. The Company has requested that we advise the SEC that it is in the process of obtaining a new independent registered public accounting firm to replace Moore. The Company will require the new accounting firm to review the Company's audited financial statements for the fiscal year ended April 30, 2008, included in its Form 10 filed on September 12, 2008, as well as interim unaudited financial statements for the fiscal quarters ended October 31, 2008 and January 31, 2009 included in the Company's respective Form 10-Q filings. If after such review has been completed, the Company's new accounting firm determines that a restatement of the foregoing financial statements is required, the Company intends to file restated financial statements. However, if such review determines that the previously filed financial statements are accurate, the Company intends to file the opinion of the new firm with the existing financial statements, in lieu of filing restated financial statements. Accordingly, the Company cannot determine at this time if and when it will file restated financial statements.

     In addition, reference is made to Jeffrey Gordon's, Staff Accountant of the SEC's Division of Corporate Finance, letter dated September 28, 2009 to Janine Frieh, CFO and Secretary of the Company. In response to the first comment set forth in Mr. Gordon's letter, the Company has amended the Form 8-K to include a statement that Moore resigned. With respect to the second comment of Mr. Gordon's letter, the Company is in the process of obtaining a new independent accounting firm. After the Company obtains such new firm, the Company intends to file a new Form 8-K with respect to such engagement and comply with the requirements of Item 304(a)(2) of Regulation S-K. In addition, the Company will disclose any consultations up through the date of engagement.

     If you have any questions, please contact the undersigned.

Very truly yours, Mintz & Fraade, P.C. By: /s/ Alan P. Fraade Alan P. Fraade

APF: rab
cc: Mr. Jeffrey Gordon
     Nanotailor, Inc.